Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces dates for 2009 fourth quarter and year end financial results release and conference call

OAKVILLE, ON, Feb. 9 /CNW/ - Algonquin Power & Utilities Corp. (“Algonquin”) (TSX: AQN) today announced plans to release 2009 fourth quarter and year end financial results the afternoon of Thursday, March 4, 2010. Algonquin Power will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 5, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

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Conference call details are as follows:

Date: Friday, March 5, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-877-974-0446 or local 416-644-3418.

Conference ID No.: 4224434

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For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4224434 followed by the number sign from March 5, 2010 until March 12, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, Algonquin owns and operates a diversified portfolio of clean renewable electric generation and sustainable utility distribution businesses throughout North America. Algonquin’s electric generation subsidiary includes 45 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 450 MW of installed capacity. Through its wholly owned subsidiary, Liberty Water Co., Algonquin provides regulated utility services to more than 70,000 customers across 18 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, Algonquin is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. Algonquin and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. Algonquin’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A, and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPower.com.

%SEDAR: 00014832E

/For further information: Ms. Kelly Castledine, Telephone: (905) 465-4500, E-mail: apif(at)algonquinpower.com, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 17:13e 09-FEB-10